Exhibit 1.02

L-3 Communications Holdings, Inc.

L-3 Communications Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

L-3 Communications Holdings, Inc. and L-3 Communications Corporation (referred to collectively herein as “L-3,” the “Company,” “we,” “us,” or “our”) have prepared this Conflict Minerals Report (“CMR”) for the year ended December 31, 2013 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement disclosure and reporting requirements pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The information in this CMR includes the activities of L-3 and its majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Based upon our analysis of the broad range of L-3’s communication and electronic systems and products, we have determined that L-3 manufactures or contracts to manufacture certain products (the “3TG Products”) that contain cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG”) necessary to the functionality or production of such products.

Accordingly, as required by Rule 13p-1, we conducted, in good faith, a reasonable country of origin inquiry to determine whether any of the 3TG contained in the 3TG Products originated in the Democratic Republic of the Congo or Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (the “Covered Countries”) or were from recycled or scrap sources. Based on this reasonable country of origin inquiry, we had reason to believe that the 3TG contained in our 3TG Products may have originated in the Covered Countries or may not be from scrap or recycled sources. We therefore exercised due diligence on the source and chain of custody of such 3TG in conformance with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance (the “OECD Guidance”) for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. After conducting such due diligence, we are unable to determine, with the greatest possible specificity, the facilities used to process the 3TG contained in the 3TG Products or the country of origin of such 3TG. A description of our efforts to determine the mine or location of origin of the 3TG contained in the 3TG Products is described below under “Due Diligence Measures.”

As permitted by Rule 13p-1, this Report has not been subject to an independent private sector audit.

This report is available on our website at www.l-3com.com/investor-relations/corporate-governance.html

I.    Company and Product Overview

L-3 Communications Holdings, Inc. derives all of its operating income and cash flows from its wholly-owned subsidiary, L-3 Communications Corporation. L-3 Communications Corporation is a prime contractor in aerospace systems and national security solutions. L-3 is also a leading provider of a broad range of communication and electronic systems and products used on military and commercial platforms. Our customers include the U.S. Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the U.S. Department of Homeland Security, U.S. Department of State,

allied international governments, and domestic and international commercial customers. We have four reportable segments: Aerospace Systems, Electronic Systems, Communication Systems and National Security Solutions.

The businesses in our Aerospace Systems segment provide products and services for the global Intelligence, Surveillance and Reconnaissance (ISR) market, specializing in signals intelligence (SIGINT) and communications intelligence systems. Products for this segment include strategic and tactical SIGINT systems that detect, collect, identify, analyze and disseminate information.

The businesses in our Electronic Systems segment provide components, subsystems and systems for military and commercial customers in several niche markets.

The businesses in our Communication Systems segment provide networked communication systems, secure communications products, radio frequency components, satellite communication terminals, and space, microwave and telemetry products.

The businesses in our National Security Solutions segment provide full-spectrum cyber operations support, enterprise and mission IT solutions, intelligence operations support, and operational infrastructure solutions to the DoD, U.S. Government intelligence agencies, federal civilian agencies and allied international governments.

II.    Due Diligence Measures

We designed our due diligence measures to conform, in all material respects, with the framework in the OECD Guidance. L-3 has a broad product portfolio and a supply chain that is global, complex and has multiple tiers. As a downstream purchaser, we rely on our direct suppliers to provide information with respect to the origin of 3TG contained in our 3TG Products, including sources of 3TG that are supplied to our direct suppliers by lower tier suppliers. In almost all cases, the information relating to the 3TG contained in our products as a result of our due diligence process was obtained from lower tier suppliers. These sources of information may yield inaccurate or incomplete information. Due diligence measures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance, that the due diligence objectives are met.

Our due diligence process included the following:

•	Establishment of Steering Committee, Work Plan and Control Systems. We established a Cross Functional Steering Committee (CFSC) which is responsible for implementing our 3TG compliance strategy at the corporate and division levels. Our CFSC includes various corporate executive level members of L-3 representing supply chain and procurement, legal, finance and accounting, information technologies, quality, internal audit, and contracts. The CFSC is also supplemented by resources from L-3 divisions located on site where the sourcing of materials takes place. The CFSC has developed a phased approach for determining the sourcing of 3TG contained in our 3TG Products and has created work instructions that outline the responsibilities and processes to be used to conduct due diligence on the source of 3TG contained in our 3TG Products.

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Implementation of Risk Management Plan and Controls. We developed a risk management plan that includes our 3TG compliance program and have implemented a number of controls designed to provide reasonable assurance that our 3TG compliance strategy is appropriately implemented, managed and monitored. We also have a number of longstanding grievance mechanisms in place pursuant to which employees and suppliers can report violations of 3TG compliance strategy or provide early-warning of potential violations. These policies and procedures are outlined in our Code of Ethics available on our website at http://www.l-3com.com/code-of-ethics-and-business-conduct.

•	Supplier Engagement and Education. We notified our suppliers of our 3TG reporting requirements under Rule 13p-1 and our expectation that our suppliers would report 3TG supply-chain information to enable our compliance with the reporting requirements under Rule 13p-1. We also engaged with our suppliers to further educate them on the 3TG reporting requirements and provided training resources and answers to frequently asked questions.

•	Participation in Industry Wide Programs and Initiatives. We participated in industry-wide initiatives, including the Aerospace Industry Association’s Conflict Minerals Working Group, to define and create standardized procedures for supply chain mapping and identify and certify socially responsible smelters and refiners. We leveraged this industry experience and evolving “best practices” in creating our own due diligence procedures and processes. We also support the efforts of the Conflict Free Sourcing Initiative (CSFI), which is an initiative of the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), as well as their Conflict-Free Smelter (CFS) Program.

•	Initial Survey of Direct Suppliers. We surveyed direct suppliers to L-3 regarding the source of 3TG contained in the 3TG Products using a questionnaire (the “L-3 Questionnaire”) that was largely based upon the template developed by the EICC® and GeSI, known as the CFSI Reporting Template (the “EICC Template”). The EICC Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The EICC Template includes questions regarding a company’s policy with respect to 3TG sourcing, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the EICC Template contains questions about the origin of 3TG contained in a company’s products, as well as supplier due diligence. The L-3 Questionnaire also enables us to track and consolidate supply chain responses within an electronic database tool used across all of our divisions.

•	Assessment of and Follow-up on Supplier Response. We reviewed the supplier responses using criteria developed by us to determine which responses required follow-up with our suppliers and/or suggested an increased risk that the supplier may have provided 3TG that originated in the Covered Countries. This criteria assisted us in identifying responses from suppliers that were untimely, incomplete or inconsistent with other reported data. To the extent ambiguities or inconsistencies existed, we solicited updated or more comprehensive responses from our suppliers. We also conducted additional follow-up with suppliers who had not responded to our initial requests to provide 3TG information.

III.    Due Diligence Results

We received responses from approximately 67% of the suppliers surveyed. The supplier responses identified over 600 entities as smelters or refiners; the large majority of the supplier responses, however, did not isolate or represent with specificity which smelters or refiners in their supply chain had supplied the 3TG contained in our 3TG Products. Accordingly, we were unable to validate with specificity the facilities used to process the 3TG or the country of origin of the 3TG.

IV.    Steps to Mitigate Future Risk That 3TG in Our 3TG Products Benefit Armed Groups

As provided in our 3TG Statement (available on our website at www.l-3com.com/suppliers/conflict-materials.html), L-3 is committed to compliance with Rule 13p-1 and is dedicated to the implementation of comprehensive due diligence processes to meet its obligations. L-3 also believes in the responsible sourcing of materials and will continue its efforts to ensure a conflict-free supply chain to the extent reasonably practicable.

Consistent with our 3TG Statement, we expect to take the following steps to comply with our future obligations under Rule 13p-1 and, to the extent reasonably possible, mitigate the risk that 3TG contained in our 3TG Products benefit armed groups in the Covered Countries:

•	Mandate or Encourage 3TG Flow-Clauses in Supply Contracts. We intend to include the L-3 Conflict Minerals Clause, which requires suppliers to provide 3TG sourcing and smelter information, as part of our standard Terms and Conditions of Purchase in new or renewed supplier contracts.

•	Engage Suppliers. We plan to continue to engage with suppliers and direct them to training resources in order to improve the response rate, completeness and accuracy of our supplier survey responses. If we identify suppliers who are sourcing 3TG from the Covered Countries, we intend to negotiate with them to mitigate the risk that such 3TG benefits armed groups and/or to establish alternative sources of 3TG that do not support such groups. If these efforts prove unsuccessful, we may, when reasonably practicable, terminate the contract or find a replacement supplier.

•	Coordinate with Industry Associations. We expect to continue to participate in industry group efforts to define and improve best practices for 3TG supply chain mapping and induce 3TG smelters and refiners to adopt socially responsible business practices.

•	Commit Resources and Management Attention. We expect our CFSC will continue to be dedicated to implementing our 3TG compliance strategy at the corporate and division levels with assistance from L-3 divisions located on site where the sourcing of materials takes place. We anticipate that we will continue to devote resources and personnel to the work of this committee and support its approach for determining the sourcing of 3TG contained in our 3TG Products and the related work plan.

•	Maintain Risk Management Plan, Controls and Grievance Mechanisms We plan to refine our risk management plan and controls over time to ensure that our 3TG compliance strategy is appropriately implemented, managed and monitored. We also intend to address, as appropriate, complaints or concerns expressed through our grievance mechanisms with respect to our 3TG compliance efforts.

Forward-Looking Statements

Certain of the matters discussed in this CMR, including in particular, efforts to mitigate risks that 3TG contained in our 3TG Products could benefit armed groups in the DRC Countries, include forward-looking statements. Readers of this document are cautioned that our forward-looking statements are not guarantees of our future actions, which may differ materially from the expectations expressed in the forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.